SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

David R. Hodgman

c/o Schiff Hardin LLP

6600 Willis Tower

Chicago, Illinois 60606

(312) 258-5714

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 320866 106	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
David R. Hodgman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 383,001 Shares
	8	SHARED VOTING POWER 230,912 Shares
	9	SOLE DISPOSITIVE POWER 383,001 Shares
	10	SHARED DISPOSITIVE POWER 230,912 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 613,913 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background.

a.	Name
This statement is being filed by David R. Hodgman as more fully described in Item 5 below.
Steven L. Grissom serves as co-trustee of certain trusts more fully described in Item 5 below.
b.	Residence or Business Address
Mr. Hodgman’s business address is as follows: Schiff Hardin LLP, 233 S. Wacker Drive, Suite 6600, Chicago, Illinois 60606.
Mr. Grissom’s business address is as follows: SKL Investment Group, LLC, 121 S. 17th Street, Mattoon, Illinois 61938.
c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Mr. Hodgman’s principal occupation is working as an attorney with the law firm of Schiff Hardin, LLP.
Mr. Grissom’s principal occupation is serving as the Chief Executive Officer of SKL Investment Group, LLC.
d.	Whether or not during the last five years, any such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
During the last five years, none of Mr. Hodgman or Mr. Grissom have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:
During the last five years, none of Mr. Hodgman or Mr. Grissom have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.
f.	Citizenship
Each of Mr. Hodgman and Mr. Grissom is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Since Mr. Hodgman’s most recently filed statement on Schedule 13D on November 26, 2014, shares of Common Stock for which Mr. Hodgman is reporting beneficial ownership herein have been acquired in the following manner: 42,324 shares have been acquired by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin, under which Mr. Hodgman holds sole voting and investment power, through a Common Stock offering by the Company on June 19, 2015. No borrowed funds were used for the above listed acquisition. Additionally, Mr. Hodgman’s percentage of beneficial ownership of shares of Common Stock has decreased as a result of the Company’s mandatory conversion of its Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock.

Item 4.	Purpose of Transaction.

Purchases of shares of Common Stock by Mr. Hodgman have been for investment purposes and by Mr. Hodgman in his capacities as more fully described in Item 5 below. Mr. Hodgman may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Hodgman has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Hodgman does not have any plan or proposal which relates to any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the issuer;

(f)  Any other material change in the issuer’s business or corporate structure;

(g)  Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer.

(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;
Mr. Hodgman’s total beneficial ownership amounts to 613,913 shares of Common Stock, or 6.3% of the outstanding shares. By reason of his status as co-trustee of the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990, Mr. Grissom may be deemed to beneficially own 230,912 of those 613,913 shares of Common Stock. Mr. Grissom reports his beneficial ownership of Common Stock on a separately filed Schedule 13D.

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;
Mr. Hodgman holds shared voting and investment power with Mr. Grissom over the following shares held in a trust under which Mr. Hodgman and Mr. Grissom serve as co-trustees: 230,912 shares held by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990. However, each of Mr. Hodgman and Mr. Grissom disclaim beneficial ownership of these 230,912 shares held by the foregoing trust.
Mr. Hodgman holds sole voting and investment power over the shares held in the following trusts: (i) 382,397 shares held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin and (ii) 604 shares held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o. Richard Anthony Lumpkin. However, Mr. Hodgman disclaims beneficial ownership of these 383,001 shares held by the foregoing trusts.

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).
During the last sixty days Mr. Hodgman has effected no transactions in the Common Stock of the Company.

(d)	Other than the entities and persons described in sub-items (a) & (b) above, to the knowledge of Mr. Hodgman, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Hodgman.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Hodgman and any person with respect to any securities of the issuer.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2016

/s/ David R. Hodgman

David R. Hodgman